JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-41386

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Joseph Gunnar & Co., L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 RXR Plaza
(No. and Street)

Uniondale	NY	11556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephan Stein	212-440-9600	sstein@jgunnar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephan Stein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Joseph Gunnar & Co., L.L.C., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ORNELLA PALMIERI GALLAGHER
Notary Public - State of New York
NO. 01PA6292854
Qualified in Richmond County
My Commission Expires Nov 12, 2025

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JOSEPH GUNNAR & CO., L.L.C.

CONTENTS

December 31, 2021

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Joseph Gunnar & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC (the "Company") as of December 31, 2021, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 28, 2022

JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets

Cash and cash equivalents	$ 1,440,006
Restricted cash - clearing deposit	449,950
Due from clearing broker	3,307,643
Accounts receivable	29,086
Due from registered representatives	102,049
Prepaid expenses and other assets	205,527
Right-of-use assets, net	3,035,271
Property and equipment, net	1,532,440
Security deposits	62,250
Total assets	$10,164,222

Liabilities and Member's Equity

Liabilities:	
Commissions payable	$ 1,893,469
Accounts payable and accrued expenses	1,887,278
Deferred revenue	79,000
Lease liabilities	3,045,549
Due to broker/dealer	200,000
Total liabilities	7,105,296
Lease commitments and contingencies (Note 6)	
Member's equity	3,058,926
Total liabilities and member's equity	$10,164,222

See accompanying notes.

1. Description of Business and Organization

Joseph Gunnar & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also an SEC registered investment adviser. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) and Footnote 74 of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company places its cash with major financial institutions, which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 per depositor per insured bank. At December 31, 2021, deposits in excess of the insured limit were approximately $1,190,000.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing brokers. The Company accounts for restricted cash based upon Accounting Standards Update (ASU) 2016-18. Accordingly, the cash balances in the accompanying statement of cash flows include those amounts that are deemed to be restricted cash.

Property and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Leases

The Company accounts for leases under ASC 842 – *Leases*, which requires the recordation of a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital (see Note 6).

Income Taxes

The Company's parent, JGH, has elected to be treated as a partnership for federal, state, and local tax purposes and is responsible for New York City Unincorporated Business Taxes.

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement, by prescribing a minimum recognition threshold in which the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position, before being recognized in the financial statement. As of December 31, 2021, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

In October 2021, the Company made the optional New York State Pass-Through Entity Tax (PTET) Annual Election. This election allows the Company to pay an entity level state tax on income, which in turn becomes a federal tax deduction for the Company and reduces the Company's ultimate members' federal tax liability. For the year ended December 31, 2021, the Company recorded a PTET liability in the amount of $1,000,000, which is included in accounts payable and accrued expenses in the statement of financial condition.

3. **Due From Clearing Broker**

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

The clearing agreement requires the Company to maintain a 250,000 deposit with the clearing broker, plus an additional $200,000 relating to a sub-clearing arrangement (see Note 6), which in total is included in restricted cash - clearing deposit on the accompanying statement of financial condition.

December 31, 2021

4.   Due From Registered Representatives

Due from registered representatives represents amounts advanced to registered representatives as incentives. The unsecured loans are non-interest-bearing and have no specific repayment terms. The loans are amortized over the lives of the loans and included as compensation to the respective registered representatives. The loans are completely forgiven once the registered representatives have met their length of service obligations. If a registered representative fails to meet the requirement and is terminated, the balance will be evaluated by management to determine collectability. The balance of the loans receivable at December 31, 2021, was $102,049. The Company has not taken a reserve for possible write-downs of the unsecured balance.

5.   Property and Equipment

Property and equipment consists of the following:

Equipment, furniture and fixtures	$	1,317,267
Leasehold improvements		316,877
		1,634,144
Less accumulated depreciation and amortization		(101,704)
Property and equipment, net	$	1,532,440

6.   Commitments and Contingencies

Operating Leases

The Company accounts for leases under ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. The discount rate used to calculate the present value of future minimum lease payments was 5%.

The Company leases its New York City office space under an amended operating lease that is due to expire in January 2023. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member of JGH has issued a limited personal guarantee of certain office lease obligations. Additionally, the Company leases office space in Long Island, New York which expires in 2032.

The approximate minimum annual lease payments under the Company's operating lease liabilities together with their present value as of December 31, 2021 are as follows:

December 31, 2021

2022	$	743,000
2023		312,000
2024		281,000
2025		315,000
2026 and after		2,016,000
Total payments due under operating lease liabilities	$	3,667,000
Less discount to present value	$	(621,000)
Total operating lease liabilities	$	3,046,000

The weighted average remaining lease term for the operating leases is approximately 8 years.

Sub-clearing arrangement

In October 2017, the Company entered into an agreement with JP Derivatives LLC ("JPD") and the Company's clearing firm, for JPD to introduce its securities business to the Company's clearing firm through a sub-clearing arrangement with the Company. The Company has an additional $200,000 deposit with its clearing firm for the benefit of JPD, which is included in clearing deposit on the accompanying statement of financial condition. JPD has a deposit with the Company for the same amount which is reflected as due to broker/dealer on the statement of financial condition.

Legal Matters
From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases may allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. As of December 31, 2021, the Company does not believe that these matters will have a material adverse effect on the Company's financial condition.

COVID-19

The COVID-19 pandemic has developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people including social distancing and working from home. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

December 31, 2021

7. Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities including warrants: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances, the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or

unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statement are reasonable and are appropriately classified in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. At December 31, 2021, there were no material investments owned.

Significant increases (decreases) in any of the above unobservable inputs would result in significantly lower (higher) fair value measurements. Due to the nature of these investments, current economic conditions, including the volatility of the financial markets, the general level of interest rates, and the general business climate affecting operations of the investees, will impact the fair values of these investments.

Level 3 investments

The following table presents a summary of changes in the fair value of the Company's Level 3 investments for the year ended December 31, 2021:

Balance - January 1, 2021	$ -
Value of warrants received as compensation	2,262,295
Less: compensation cost awarded	(2,262,295)
Balance - December 31, 2021	$ -

The significant unobservable input used in the fair value measurement of the Company's warrant revenue and compensation is the volatility factor in the binomial lattice model and was based on the average monthly volatility of selected peer companies. Increases (decreases) of this input in isolation could result in a lower (higher) fair value measurement.

8.   Related Party Transactions

During 2021, the Company acted as placement agent to the Buttonwood Alpha, Buttonwood Horizon, and Buttonwood Select Opportunities Funds (the "Funds"). Certain members of the Parent own Buttonwood Select Opportunities Management Associates, LLC ("BSOMA"), the manager of the Funds.

During 2021, the Company provided Buttonwood Group Advisors ("BGA") with certain facilities and administrative services under an expense-sharing agreement. Certain members of the Parent own BGA, the investment subadvisor to BSOMA. At December 31, 2021, there were no amounts due from BGA.

NOTES TO FINANCIAL STATEMENT

December 31, 2021

9. Loan Forgiveness

In April 2020, the Company received a Payroll Protection Program (PPP) loan authorized by the Coronavirus Aid, Relief and Economic Security (CARES) Act in the amount of $360,300. In July 2021, the Small Business Administration (SBA) approved the Company's application for forgiveness of the loan.

10. Financial Instruments With Off-Balance-Sheet Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

11. 401(k) Plan

The Company offers a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, under its safe harbor plan, contributes 3% of gross earnings to the plan for eligible non-highly compensated employees.

12. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had regulatory net capital of $1,175,287 which exceeded its requirement of $271,344 by $903,943. The ratio of aggregate indebtedness to net capital was 3.46 to l.

13. Subsequent Events

The Company has evaluated its subsequent events through the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring disclosure.